Exhibit 99.1

CERTAIN IDENTIFIED INFORMATION HAS BEEN EXCLUDED FROM THIS EXHIBIT BECAUSE IT IS BOTH NOT MATERIAL AND IS THE TYPE THAT THE REGISTRANT TREATS AS PRIVATE OR CONFIDENTIAL. INFORMATION THAT WAS OMITTED HAS BEEN NOTED IN THIS DOCUMENT WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”.

AMENDMENT NO. 4 TO SECURITIES PURCHASE AGREEMENT

This Amendment No. 4 to Securities Purchase Agreement (this “Amendment”), dated as of December 20, 2024, amends the Securities Purchase Agreement, dated as of September 21, 2023 (as amended by that Amendment No. 1 to Securities Purchase Agreement dated as of April 10, 2024, that Amendment No. 2 to Securities Purchase Agreement, dated as of May 24, 2024, and that Amendment No. 3 to Securities Purchase Agreement, dated as of June 21, 2024, the “Securities Purchase Agreement”), by and among Carbon Revolution Public Limited Company, a public limited company incorporated in Ireland with registered number 607450 (the “Issuer”), OIC Structured Equity Fund I GPFA Range, LLC, a Delaware limited liability company, and OIC Structured Equity Fund I Range, LLC, a Delaware limited liability company (collectively, the “Buyer”), and, solely for purposes of limited provisions of the Securities Purchase Agreement, Carbon Revolution Operations PTY LTD., an Australian private limited company (“Carbon Revolution Operations”). Capitalized terms used and not defined herein have the respective meanings given to them in the Securities Purchase Agreement.

RECITALS

WHEREAS, the Issuer, Buyer and, solely for limited purposes as set forth in the Securities Purchase Agreement, Carbon Revolution Operations, are party to the Securities Purchase Agreement, pursuant to which Buyer agrees, subject to certain terms and conditions and the receipt of certain consideration as set forth in this Amendment (including certain modifications to the Securities Purchase Agreement as set forth herein), to, inter alia, purchase certain Indebtedness issued by Carbon Revolution Operations upon occurrence of specified events and Additional New Warrants; and

WHEREAS, Buyer is proposing to undertake such purchases at the request and for the benefit of the Issuer, and in consideration therefor, the Issuer has agreed to promptly reimburse upon demand all vouched and itemized third-party costs and expenses that are reasonably and necessarily incurred by Buyer or any of its Affiliates (including, without limitation, all vouched and itemized fees, disbursements and expenses that are reasonably and necessarily incurred by Latham & Watkins LLP, Matheson LLP and any other professional advisor of Buyer) in accordance with the Securities Purchase Agreement, whether or not such purchases are consummated or any agreements, documents or amendments referenced herein are executed.

NOW, THEREFORE, in consideration of the mutual promises hereinafter set forth and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound, the Issuer, Carbon Revolution Operations and Buyer hereby agree as follows:

SECTION 1.  Amendments.

(a)          The following terms contained in Section 1.01 (Definitions) of the Securities Purchase Agreement are hereby amended and restated in their entirety as follows:

“Closing” means the Initial Closing, any Subsequent Closing, any Reserve Release Closing or any 2025-A Financing Closing, as applicable.

“Minimum Trailing Three Month Adjusted EBITDA” means Adjusted EBITDA (as defined in the Proceeds Disbursing and Security Agreement, dated as of May 23, 2023) for the period of three consecutive full fiscal months preceding the date on which the Issuer has requested the applicable Subsequent Reserve Release or 2025-A Financing (as applicable).

“Minimum Trailing Three Month Revenue” means revenue of the Co-Obligors (as referred to in Section 6.8(b) of the Proceeds Disbursing and Security Agreement, dated as of May 23, 2023) for the period of three consecutive full fiscal months preceding the date on which the Issuer has requested the applicable Subsequent Reserve Release or 2025-A Financing (as applicable).

(b)           Section 1.01 (Definitions) of the Securities Purchase Agreement is hereby amended to add the following defined terms in the appropriate alphabetical order:

“Amendment No. 4” means Amendment No. 4 to Securities Purchase Agreement, dated as of December 20, 2024, by and among the Issuer, Buyer and Carbon Revolution Operations.

“2025-A Financing Closing Date” means the date on which a 2025-A Financing Closing, if any, occurs.

“2025-A Financing Condition” means (i) a Minimum Trailing Three Month Revenue of not less than, and (ii) a Minimum Trailing Three Month Adjusted EBITDA of not less than, in each case, the amount set forth under the applicable columns on Schedule 2.09 of Amendment No. 4 opposite the last day of the fiscal month immediately prior to the date on which the Issuer has submitted a request to OIC for funding of each 2025-A Financing.

“2025-A Last Out Financing Condition” means (i) a Minimum Trailing Three Month Revenue of not less than 15.0% greater than, and (ii) a Minimum Trailing Three Month Adjusted EBITDA of not less than 15.0% greater than, in each case, the amount set forth under the applicable columns on Schedule 2.09 of Amendment No. 4 opposite the last day of the fiscal month immediately prior to the date on which the Issuer has submitted a request to OIC for funding of each 2025-A Financing.1

“2025-A Transaction Expense Reimbursement Amount” means an amount equal to all reasonable and documented third-party costs and expenses (including legal expenses) incurred by Buyer and its Affiliates in connection with the transactions contemplated by the 2025-A Financing as of the date of the applicable 2025-A Financing Closing, in accordance with a funds flow memorandum to be prepared in good faith by Buyer and delivered to the Issuer (including, for the avoidance of doubt, any Restructuring Advisory Fee payable pursuant to a restructuring advisory fee letter between the Issuer and Buyer dated as of the date of Amendment No. 4 or structuring premium).

“December 2024 Late Cash Interest” means the cash interest due and payable to each of the Holders of Series 2024-A Notes for the Interest Period ended December 14, 2024. Each term used in this definition shall have the meaning set forth in the PIUS Loan (including, for the avoidance of doubt, pursuant to the Fourth Supplemental Indenture, dated as of the date of Amendment No. 4).

(c)            Section 2.03(a) is hereby amended and restated in its entirety as follows:

(a) Upon the terms and subject to the conditions of this Agreement, from the Initial Closing Date until the date that is twenty-four (24) months after the Initial Closing Date (the “Availability Period”), the Issuer shall, to the extent additional financing is necessary for the development, construction and/or tooling associated with any future manufacturing facility with respect to which the Company commences construction on or after the date hereof (each, a “Subsequent Plant” and, collectively, the “Subsequent Plants”) or for material upgrades to the Company’s existing mega-line plant operations in Australia (the “Australia Plant Investment” and, together with the Subsequent Plants, the “Investments”), have the right, exercisable at any time and from time to time during the Availability Period and in one or more transactions, upon not less than three Business Days’ prior written notice to Buyer, to require Buyer to subscribe for and acquire, and for the Issuer to allot, issue and sell to Buyer, up to 400 Class A Preferred Shares (the “Subsequent Acquired Interests”), at a price per share equal to the Per Share Subscription Price, for an aggregate subscription price of up to US$40,000,000 less the aggregate principal amount of 2025-A Acquired Interests (the “Subsequent Commitment Amount”) (with (i) the number of Subsequent Acquired Interests to be allotted and issued at a Subsequent Closing multiplied by (ii) the Per Share Subscription Price, being the “Subsequent Subscription Price”); provided that the Issuer shall not issue, and Buyer shall not be required to accept and subscribe for, less than 100 Class A Preferred Shares in any individual Subsequent Closing. Upon issuance, all Subsequent Acquired Interests shall be free and clear of all Liens (other than restrictions on transfer under applicable federal and state securities laws and under the Company Articles).

1 For illustration, the stated milestone for [***] is revenue of [***] and adjusted EBITDA of [***]. 15% “greater than” those two amounts is meant to require a revenue of not less than [***] and adjusted EBITDA of not less than [***].

(d)           A new Section 2.09 (2025-A Financing) is hereby inserted immediately following Section 2.08 (Withholding) as follows:

“Section 2.09          2025-A Financing.

(a) Each of (1) the date of this Amendment (the “2025-A First Release”), (2) at the request of the Issuer on a date after the 2025-A First Release but no earlier than January 17, 2025 and provided that the Issuer has satisfied the 2025-A Financing Condition (the “2025-A Second Release”), (3) at the request of the Issuer on a date after the 2025-A Second Release but no earlier than March 14, 2025 and provided that the Issuer has satisfied the 2025-A Financing Condition (the “2025-A Third Release”), (4) at the request of the Issuer on a date after the 2025-A Third Release but no earlier than May 16, 2025 and provided that the Issuer has satisfied the 2025-A Financing Condition (the “2025-A Fourth Release”), and (5) at the request of the Issuer on a date after the 2025-A Fourth Release but no earlier than July 18, 2025 and provided that the Issuer has either (A) satisfied the 2025-A Financing Condition (the “2025-A Fifth Release”) or (B) satisfied the 2025-A Last Out Financing Condition (the “2025-A Last Out Release”) shall constitute a “2025-A Financing”, provided that, notwithstanding the above, no 2025-A Financing shall occur after September 30, 2025. Upon the terms and subject to the conditions of this Agreement, upon each 2025-A Financing, (x) Buyer or its designated Affiliates will acquire and Carbon Revolution Operations will issue and sell to Buyer or its designated Affiliates US$5,000,000.00 aggregate principal amount of Debt Instruments (including, without limitation, pursuant to the PIUS Loan), provided that in the case of a 2025-A Last Out Release, Buyer or its designated Affiliates shall only acquire Debt Instruments constituting Last Out Notes (as defined in the PIUS Loan) and (y) the Issuer will allot, issue and sell to Buyer or its designated Affiliates Additional New Warrants to subscribe for 4.63% of Ordinary Shares of the Issuer on a fully diluted basis (together, the “2025-A Acquired Interest”).

(b) In connection with the acquisition of such 2025-A Acquired Interests: (i) upon issuance, the 2025-A Acquired Interests, (ii) [Reserved], and (iii) upon issuance, all Ordinary Shares issuable pursuant to any Additional New Warrants shall be free and clear of all Liens (other than, in the case of Securities, restrictions on transfer under applicable federal and state securities laws and under the Company Articles, and in the case of Debt Instruments, any Permitted Liens (as defined in the Proceeds Disbursing and Security Agreement, dated as of May 23, 2023)).

(c) Subject to the conditions stated in this Agreement, the closing of the purchase for the applicable 2025-A Acquired Interest (the “2025-A Financing Closing”) will take place remotely by the electronic exchange of documents in .pdf format on the third (3) Business Day following the date on which all of the conditions to the 2025-A Financing Closing in Article 11A have been satisfied or waived (other than those conditions that can only be satisfied at such 2025-A Financing Closing, but subject to satisfaction of such conditions).

(d) The Issuer shall use the proceeds of each 2025-A Financing Closing for general corporate purposes in accordance with the applicable funds flow memorandum and the Approved Budget.”

(e)          A new Section 2.10 (2025-A Financing Closing Deliverables) is hereby inserted immediately following Section 2.09 (2025-A Financing) as follows:

“Section 2.10   2025-A Financing Closing Deliverables

(a) At each 2025-A Financing Closing, Buyer shall deliver, or cause to be delivered to the Issuer, Carbon Revolution Operations or any other persons at the direction of the Issuer, an amount in cash equal to (i) $5,000,000.00 minus (ii) a structuring premium of 1% of the principal amount of 2025-A Acquired Interest minus (iii) the 2025-A Transaction Expense Reimbursement Amount minus (iv), solely in the case of the 2025-A First Release, the December 2024 Late Cash Interest in immediately available funds by wire transfer to the account provided by the Issuer at least two (2) Business Days prior to such 2025-A Financing Closing;

(b) At each 2025-A Financing Closing, the Issuer shall deliver, or cause to be delivered:

(i) to Buyer, a copy of all documents and other items required to be delivered to the lenders, noteholders, creditors or other equivalent Person for such borrowing or issuance pursuant to the terms of the Debt Instrument;

(ii) to Buyer, a certificate of limited company status, compliance and/or good standing of each member of the Issuer Group, to the extent applicable in the relevant jurisdiction, issued by the appropriate Governmental Authorities from each jurisdiction in which the members of the Issuer Group are formed and carry on business dated not more than two (2) Business Days prior to the applicable 2025-A Financing Closing;

(iii) addressed to Buyer, favorable opinions of Coblentz Patch Duffy & Bass LLP and Herrick Feinstein LLP, counsels of the Issuer, in form and substance reasonably satisfactory to counsel of Buyer;

(iv) to Buyer, the certificate described in Section 8.07; and

(v) to Buyer, a properly completed and executed IRS Form W-8BEN-E of the Issuer and confirmation of the Issuer’s tax reference number in Ireland.”

(c) At the 2025-A First Release, the Issuer shall deliver, or cause to be delivered:

(i) to Buyer, a copy of the duly executed Fourth Supplemental Indenture to the PIUS Loan;

(ii) to Buyer, a copy of the duly executed Seventh Amendment to Proceeds Disbursing and Security Agreement related to the PIUS Loan;

(iii) to Buyer, a copy of the duly executed Restructuring Advisory Fee Letter, dated as of the Amendment No. 4.

(f)            Section 3.20 (Tax) of the Securities Purchase Agreement is hereby amended and restated in its entirety as follows:

“Section 3.20          Tax. Except as set forth on Schedule 3.20 of Schedule A to Amendment No. 4, there are no federal, state, county, local or foreign Taxes due and payable (including any Tax withholding obligations) by any member of the Issuer Group which have not been timely paid (or withheld) to the applicable Taxing Authority. There are no accrued and unpaid federal, state, country, local or foreign Taxes of any member of the Issuer Group which are due, whether or not assessed or disputed. There have been no examinations or audits of any Tax Returns or reports of any member of the Issuer Group by any Taxing Authority. Each member of the Issuer Group has duly and timely filed all Tax Returns required to have been filed by such Person, all such Tax Returns are true, complete and correct in all material respects. There are in effect no waivers of applicable statutes of limitations with respect to Taxes for any year. No claim has ever been made by any Taxing Authority in any jurisdiction in which any member of the Issuer Group has not filed Tax Returns that any member of the Issuer Group is or may be subject to taxation by that jurisdiction or is or was required to file a Tax Return in such jurisdiction. As of each of the Initial Closing, any Reserve Release Closing and any 2025-A Financing Closing, with the exception of Carbon Revolution and its direct and indirect subsidiaries, each Subsidiary of the Issuer shall be, and at all times since its formation shall have been, classified as a disregarded entity of such Issuer for U.S. federal income tax purposes. No member of the Issuer Group: (a) has agreed to make any adjustment pursuant to Section 481(a) of the Code, (b) has any knowledge that the IRS has proposed, in writing, such adjustment or a change in accounting method with respect to any member of the Issuer Group or (c) has any application pending with the IRS or any other Governmental Authority requesting permission for any change in accounting method. No member of the Issuer Group has engaged in any “listed” or “reportable” transactions (as defined under the Treasury Regulations promulgated under Section 6011 of the Code). The issue of the Securities to Buyer or its designated Affiliates and the consummation of all other transactions contemplated by the Transaction Documents should not result in the imposition or assessment of Taxes on the Issuer Group. Notwithstanding anything to the contrary contained here, the Issuer makes no representations or warranties regarding the amount, value or condition of, or any limitations on, any Tax asset or attribute of the Issuer Group (e.g., net operating losses). Notwithstanding anything to the contrary contained here, Tax Representations (other than the Tax Representations made in the seventh and eighth sentences of this Section 3.20) are made solely with respect to taxable periods (or portions thereof) ending on or before the applicable Reserve Release Closing or 2025-A Financing Closing, as applicable.”

(g)           Section 5 (Covenants) is here by amended to add the following Section 5.19:

“Section 5.19  OIC Advisor. Following the first 2025-A Financing Closing, Issuer Group will provide, in good faith, reasonable access and cooperation to a consultant appointed by Buyer (the “OIC Advisor”) to assess, facilitate, and support the operations and financial management of the Issuer Group. The parties acknowledge that the granting of such access to the OIC Advisor was a material consideration for Buyer’s or its designated Affiliates’ entering into the 2025-A Financing Closing. For the avoidance of doubt, the OIC Advisor will be engaged directly by Buyer. Buyer or its designated Affiliates shall have the right to remove and appoint another individual as the OIC Advisor at its sole discretion.”

(h)           Section 5 (Covenants) is here by amended to add the following Section 5.20:

“Section 5.20  Fixed Cost Reductions. Following the first 2025-A Financing Closing, Buyer and Issuer Group will work cooperatively and in good faith to mutually agree on additional fixed cost reductions to the most recent Board Approved Budget as of the date of Amendment No. 4, and the Board of the Issuer Group shall approve a new budget incorporating such fixed cost reductions on or before February 15, 2025. The parties acknowledge that the commitment to mutually agree on additional fixed cost reductions was a material consideration for Buyer’s or its designated Affiliates’ entering into the 2025-A Financing Closing.”

(i)          A new Article 11A (Conditions to 2025-A Financing Closing) is hereby inserted immediately following Article 11 (Issuer’s Conditions to a Reserve Release Closing) as follows:

“ARTICLE 11A          Conditions to 2025-A Financing Closing

Section 11A.01          Buyer’s Conditions to a 2025-A Financing Closing

The obligations of Buyer or its designated Affiliates to consummate the transactions contemplated by this Agreement with respect to a 2025-A Financing Closing are subject, at the option of Buyer or its designated Affiliates, to the fulfillment or waiver by Buyer or its designated Affiliates, on or prior to such 2025-A Financing Closing of each of the following conditions (collectively, the “2025-A Financing Funding Conditions Precedent”):

(a)          Representations. The representations and warranties of the Issuer contained in this Agreement (other than the Designated Issuer Representations) shall be true and correct in all respects in each case on and as of such 2025-A Financing Closing Date with the same force and effect as though such representations and warranties had been made on such 2025-A Financing Closing Date (except for such representations and warranties which by their express provisions are made as of an earlier date, in which case they shall be true and correct as of such earlier date, or as otherwise permitted to be changed by the terms hereof), without giving effect to any limitation as to “materiality,” “material adverse effect” or similar qualifiers set forth therein, except for those breaches, if any, of such representations and warranties that in the aggregate could not have a material adverse effect on the business of the Issuer Group or Issuer’s ability to timely consummate the transactions contemplated by this Agreement.

(b)          Further Representations. Except as set forth on Schedule 3.26(b) of Schedule A to Amendment No. 4, the Designated Issuer Representations shall be true and correct in all respects except for de minimis inaccuracies in each case on and as of such 2025-A Financing Closing Date with the same force and effect as though such representations and warranties had been made on such 2025-A Financing Closing Date (except for such representations and warranties which by their express provisions are made as of an earlier date, in which case they shall be true and correct as of such earlier date).

(c)           Performance. The Issuer shall have performed, observed or complied with, in all material respects, all obligations, agreements and covenants contained in this Agreement as to which performance or compliance by the Issuer is required prior to or at such 2025-A Financing Closing Date.

(d)           No Material Adverse Effect. No Material Adverse Effect shall have occurred with respect to any member of the Issuer Group and no Applicable Law with respect to any member of the Issuer Group shall have been proposed, passed or adopted, which could, or could reasonably be expected to, prohibit, ban or otherwise make uneconomic the operation of the Business.

(e)         No Intercompany Indebtedness. Except for Indebtedness between Carbon Revolution Operations and Carbon Revolution (USA) LLC arising in connection with employee lease agreements in place with respect to employees employed by Carbon Revolution (USA) LLC or any Permitted Intercompany Indebtedness, no Indebtedness between or among any member(s) of the Issuer Group, on the one hand, and any other member of the Issuer Group or any of their Affiliates, on the other hand, shall remain outstanding or otherwise exist.

(f)           No Legal Proceedings. No Action instituted by any Person (other than Buyer or any Affiliate of Buyer) shall be pending before any Governmental Authority seeking to restrain, prohibit, enjoin or declare illegal, or seeking substantial damages in connection with, the transactions contemplated by this Agreement. No order, award or judgment shall have been issued by any Governmental Authority or arbitrator to restrain, prohibit, enjoin or declare illegal, or awarding substantial damages in connection with, the transactions contemplated by this Agreement, and no statute, rule, regulation or other requirement has been promulgated or enacted and is in effect, that on a temporary or permanent basis restrains, enjoins or invalidates the transactions contemplated by this Agreement.

(g)          Stock Exchange Quotation; Qualification. The Ordinary Shares are listed on the NYSE American or Nasdaq. Except as set forth in the SEC Documents, no suspension of the qualification of the Ordinary Shares for offering or sale or trading in any jurisdiction and, to the Issuer’s knowledge, no initiation nor threatening of any proceedings for any of such purposes, has occurred and is continuing as of such 2025-A Financing Closing. On or prior to the New Fiscal Year Commencement, the Issuer is a “foreign private issuer” under the rules and regulations of the SEC that is permitted to follow, and in connection with the transactions contemplated by Amendment No. 1, is relying upon, its home country practice in lieu of the requirements of the Rule 5600 Series of the NASDAQ listing rules as in effect on the date of Amendment No. 1; provided, however, that the Issuer shall make a new determination as to whether the Issuer qualifies as a “foreign private issuer” based upon information as of December 31, 2024 (the “Remeasurement Date”), with effect beginning on July 1, 2025 (the “New Fiscal Year Commencement”).

(h)          Concurrent Lenders Contribution. Upon each 2025-A Financing Closing Date, concurrent with such 2025-A Financing, a Reserve Release (as defined in the Fourth Supplemental Indenture to the PIUS Loan) in an amount no less than $400,000 shall have occurred.

(i)          Officer’s Certificate. An authorized officer of the Issuer shall execute and deliver a certificate dated as of such 2025-A Financing Closing Date certifying on behalf of the Issuer that the conditions set forth in Section 11A.01(a)-(h) have been fulfilled by the Issuer and, if applicable, any exceptions to such conditions that have been waived by Buyer.

(j)          2025-A Financing Closing Deliverables. The Issuer shall have delivered (or be ready, willing and able to deliver at such 2025-A Financing Closing) to Buyer the documents and other items required to be delivered by the Issuer under Section 2.10(b).

Section 11A.02          Issuer’s Conditions to a 2025-A Financing Closing.

The obligations of the Issuer, Carbon Revolution Operations, any of their subsidiaries or Affiliates, or their respective successors to consummate the issuance of the applicable 2025-A Acquired Interests hereunder is subject, at the option of the Issuer, to the fulfillment by Buyer or waiver by the Issuer, on or prior to such 2025-A Financing Closing of each of the following conditions:

(a)          Representations. The representations and warranties of Buyer contained in this Agreement (other than the Designated Buyer Representations) shall be true and correct in all respects in each case on and as of such 2025-A Financing Closing Date with the same force and effect as though such representations and warranties had been made on such 2025-A Financing Closing Date (except for such representations and warranties which by their express provisions are made as of an earlier date, in which case they shall be true and correct as of such earlier date, or as otherwise permitted to be changed by the terms hereof), without giving effect to any limitation as to “materiality,” “material adverse effect” or similar qualifiers set forth therein, except for those breaches, if any, of such representations and warranties that in the aggregate could not reasonably be expected to have a material adverse effect on Buyer’s ability to timely consummate the transactions contemplated by this Agreement.

(b)           Further Representations. The Designated Buyer Representations shall be true and correct in all respects except for de minimis inaccuracies in each case on and as of such 2025-A Financing Closing Date with the same force and effect as though such representations and warranties had been made on such 2025-A Financing Closing Date (except for such representations and warranties which by their express provisions are made as of an earlier date, in which case they shall be true and correct as of such earlier date).

(c)           Performance. Buyer shall have performed, observed or complied, in all material respects, with all obligations, agreements and covenants contained in this Agreement as to which performance or compliance by Buyer is required prior to or at such 2025-A Financing Closing Date.

(d)           No Legal Proceedings. No Action instituted by any Person (other than the Issuer or any of its Affiliate) shall be pending before any Governmental Authority seeking to restrain, prohibit, enjoin or declare illegal, or seeking substantial damages in connection with, the transactions contemplated by this Agreement. No order, award or judgment shall have been issued by any Governmental Authority or arbitrator to restrain, prohibit, enjoin or declare illegal, or awarding substantial damages in connection with, the transactions contemplated by this Agreement, and no statute, rule, regulation or other requirement has been promulgated or enacted and is in effect, that on a temporary or permanent basis restrains, enjoins or invalidates the transactions contemplated by this Agreement.

(e)          2025-A Financing Closing Deliverables. Buyer shall have delivered (or be ready, willing and able to deliver at such 2025-A Financing Closing) to the Issuer the documents and other items, including immediately available funds by wire transfer in respect of the such 2025-A Financing Closing, required to be delivered by Buyer under Section 2.10(a).”

SECTION 2. Representations, Warranties and Covenants. Issuer represents and warrants and covenants that immediately before and after giving effect to this Amendment: (i) except as disclosed in writing to Buyer in (1) Schedule A to Amendment No. 2 to Securities Purchase Agreement, dated as of May 24, 2024, (2) Schedule A to Amendment No. 3 to Securities Purchase Agreement, dated as of June 21, 2024, and (3) Schedule A to this Amendment, each to supplement the Disclosure Schedule as of September 21, 2023, each of the representations and warranties contained in the Securities Purchase Agreement and in any other document furnished in connection therewith is true and correct in all material respects (provided that any representation and warranty that is qualified as to “materiality,” “Material Adverse Effect” or similar language is true and correct in all respects) on the date hereof (provided, that those representations and warranties expressly referring to a specific date are true and correct in all material respects (or in all respects, if such representation and warranty is qualified as to “materiality”, “Material Adverse Effect” or similar language) as of such date); and (ii) no material default or the occurrence of any event that, with notice or lapse of time or both, could constitute a material default has occurred and is continuing or would exist after giving effect to this Amendment.

SECTION 3. Miscellaneous. The provisions of Sections 14.01 (Notices), 14.02 (Amendments and Waivers), 14.04 (Successors and Assigns), 14.05 (Governing Law), 14.06 (Jurisdiction), 14.07 (Waiver of Jury Trial), 14.08 (Counterparts; Effectiveness; Third Party Beneficiaries), 14.09 (Electronic Signatures), 14.10 (Entire Agreement), 14.11 (Severability), 14.13 (Specific Performance) and 14.15 (Arm’s Length Transaction) of the Securities Purchase Agreement are incorporated herein and shall apply, mutatis mutandis, to this Amendment.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their respective officers thereunto duly authorized, as of the date first above written.

ISSUER:

CARBON REVOLUTION PUBLIC LIMITED COMPANY

By:	/s/ Jacob Dingle
Name:	Jacob Dingle
Title:	Director

[Signature Page to Amendment No. 4 to Securities Purchase Agreement]

CARBON REVOLUTION OPERATIONS PTY LTD

By:	/s/ Jacob Dingle
Name: Jacob Dingle
Title: Director

By:	/s/ David Nock
Name: David Nock
Title: General Counsel and Company Secretary

[Signature Page to Amendment No. 4 to Securities Purchase Agreement]

BUYER:

OIC STRUCTURED EQUITY FUND I RANGE, LLC
By: OIC Structured Equity Fund I AUS, L.P., its sole member
By: OIC Structured Equity Fund I GP, L.P., its general partner
By: OIC Structured Equity Fund I Upper GP, LLC, its general partner

By:	/s/ Chris Leary
Name: Chris Leary
Title: Manager

OIC STRUCTURED EQUITY FUND I GPFA RANGE, LLC
By: OIC Structured Equity Fund I GPFA, L.P., its sole member
By: OIC Structured Equity Fund I GP, L.P., its general partner
By: OIC Structured Equity Fund I Upper GP, LLC, its general partner

By:	/s/ Chris Leary
Name: Chris Leary
Title: Manager

[Signature Page to Amendment No. 4 to Securities Purchase Agreement]

Schedule A
Disclosures

[Omitted]

Schedule 2.09:
2025-A Financing Milestones

[Omitted]